

Mail Stop 7010

May 9, 2007

Ms. Laura Lunardo
Dynasil Corporation of America
385 Cooper Road
West Berlin, New Jersey 08091

      RE: Dynasil Corporation of America
              Form 10-KSB for the fiscal year ended September 30, 2006
              Filed December 13, 2006
              File #0-27503

Dear Ms. Lunardo:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jennifer Thompson, Senior Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.

                           Sincerely,

                           John Cash
                           Accounting Branch Chief